

02007959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-21242

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

William C. Burnside & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 N. Vermilion Street, Danville, Il. 61832
(No. and Street)

Danville (City) Illinois (State) 61832 (Zip Code)

SEC MAIL PROCESSING RECEIVED SEP 0 9 2002 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. C. Burnside (217) 443-3310
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daughhetee & Parks, P.C.
(Name — if individual, state last, first, middle name)

Certified Public Accountnats

~~Kickapoo Drive~~
(Address) (City) (State) Zip Code)

Danville, Illinois 61832

8A-006400-C1 WILLIAM C. BURNSIDE & AUD COMPANY, INC WILLIAM C. BURNSIDE P.O. BOX 507 DANVILLE IL 61832 06

CHECK ONE:
- Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED SEP 1 1 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, William C. Burnside, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William C. Burnside & Company, Inc., as of June 30, 2002, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

none



"OFFICIAL SEAL"
LOIS WISE
NOTARY PUBLIC
STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-03-2003

Lois Wise
Notary Public

William C. Burnside
Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM C. BURNSIDE & COMPANY, INC.
AND WHOLLY OWNED SUBSIDIARY

Danville, Illinois

FINANCIAL STATEMENTS and
INDEPENDENT AUDITOR'S REPORT
PURSUANT to RULE 171-5

June 30, 2002

TABLE of CONTENTS

This report consists of 13 pages.

Daughhetee
&Parks, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
William C. Burnside & Company, Inc.
Danville, Illinois

We have audited the accompanying statements of financial condition of William C. Burnside & Company, Inc., and its wholly owned subsidiary as of June 30, 2002 and 2001, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit will not necessarily detect misstatements less than this materiality level that might exist due to error, fraudulent financial reporting, or misappropriation of assets. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William C. Burnside & Company, Inc., and its wholly owned subsidiary as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daughhetee & Parks, P.C.

August 23, 2002
Danville, Illinois

WILLIAM C. BURNSIDE & COMPANY, INC.
AND WHOLLY OWNED SUBSIDIARY
Danville, Illinois

Exhibit I

COMPARATIVE STATEMENT OF FINANCIAL CONDITION
As of June 30,

	2002	2001
ASSETS		
Cash on Hand	108,484	24,754
Receivable from Broker/Dealers	22,774	18,009
Securities Owned, at Market Value	79,028	79,537
Investment in Burnside & Associates		-
Prepaid Insurance	2,310	1,114
Furniture and Equipment, Net of Accumulated Depreciation of $27,384 and $46,538 respectively	4,228	8,301
Leasehold Improvements, Net of Accumulated Depreciation of $18,423	-	-
Organization Cost, Net of Amortizatin of $400 in 2002 and $200 in 2001	600	800
Total Assets	217,424	132,515
LIABILITIES and SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	11,629	2,245
Accrued Expenses	6,308	1,309
Commissions Payable	17,062	9,398
Subordinated Loan	320,000	320,000
Total Liabilities	354,999	332,952
SHAREHOLDERS' EQUITY		
Common Stock -No Par Value, 100,000 Shares Authorized; Issued and Outstanding 75,000 Shares	75,000	75,000
Retained Earnings (Deficit)	(212,575)	(275,437)
Total Shareholders' Equity	(137,575)	(200,437)
Total Liabilities and Shareholders' Equity	217,424	132,515

WILLIAM C. BURNSIDE & COMPANY, INC.
AND WHOLLY OWNED SUBSIDIARY
Danville, Illinois

Exhibit II

COMPARATIVE STATEMENT OF INCOME
For the Years Ended June 30,

	2002	2001
REVENUE		
Commissions & Concessions	427,148	370,388
Other Income, Net of Trade Income (Loss) of $84 and $(208), respectively	2,000	11,470
Total Revenue	429,148	381,858
OPERATING EXPENSES		
Compensation and Related Benefits	36,585	40,497
Commission Expense	148,678	173,901
Clearing and Execution Charges	50,607	74,250
Occupancy and Equipment Rental	21,994	22,717
Communications	9,703	8,412
Interest	19,238	19,266
Other Operating Expense	79,481	65,320
Total Operating Expenses	366,286	404,363
NET INCOME (LOSS)	62,862	(22,505)

See accompanying notes and auditor's report.

WILLIAM C. BURNSIDE & COMPANY, INC.
AND WHOLLY OWNDED SUBSIDIARY
Danville, Illinois

Exhibit III

COMPARATIVE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended June 30, 2002

	Common Stock	Retained Earnings (Deficit)	Total Shareholders' Equity
BALANCE - Beginning of Period	75,000	(275,437)	(200,437)
NET INCOME(LOSS)	-	62,862	62,862
BALANCE - End of Period	75,000	(212,575)	(137,575)

For the Year Ended June 30, 2001

	Common Stock	Retained Earnings (Deficit)	Total Shareholders' Equity
BALANCE - Beginning of Year	75,000	(252,932)	(177,932)
NET INCOME (LOSS)	-	(22,505)	(22,505)
BALANCE - End of Period	75,000	(275,437)	(200,437)

See accompanying notes and auditor's report.

WILLIAM C. BURNSIDE & COMPANY, INC.
AND WHOLLY OWNDED SUBSIDIARY
Danville, Illinois

Exhibit IV

COMPARATIVE STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended June 30, 2002

Subordinated Liabilities at July 1, 2001	320,000
Increases (Decreases)	-
Subordinated Liabilities at June 30, 2002	320,000

For the Year Ended June 30, 2001

Subordinated Liabilities at July 1, 2000	320,000
Increases (Decreases)	-
Subordinated Liabilities at June 30, 2001	320,000

See accompanying note and auditor's report.

WILLIAM C. BURNSIDE & COMPANY, INC.
AND WHOLLY OWNDED SUBSIDIARY
Danville, Illinois

Exhibit V

COMPARATIVE STATEMENT OF CASH FLOW
For the Years Ended June 30,

	2002	2001
CASH FLOW from OPERATING ACTIVITIES		
Income (Loss) from Operations	62,862	(22,505)
Adjustments		
Amortization Costs	200	200
Depreciation	3,873	1,694
(Increase) Decrease in Receivable from Broker/Dealer	(4,765)	(224)
(Increase) Decrease in Securities Owned	509	35,403
(Increase) Decrease in Investments	-	5,000
(Increase) Decrease in Prepaid Expense	(1,196)	-
Increase (Decrease) in Accounts Payable	9,384	(9,076)
Increase (Decrease) in Accrued Expenses	4,999	-
Increase (Decrease) in Commissions Payable	7,664	(910)
Net Cash Flow Provided (Used) by Operations	83,530	9,582
CASH FLOWS from INVESTING ACTIVITIES		
Proceeds from Fixed Asset Liquidation	200	-
Organization Costs	-	(1,000)
Purchase of Office Equipment	-	(4,479)
Net Cash Flow Provided (Used) From Investing	200	(5,479)
NET CASH FLOWS PROVIDED (USED) by FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) in CASH and CASH EQUIVALENTS	83,730	4,103
CASH and CASH EQUIVALENTS - Balance at June 30, 2001	24,754	20,651
CASH and CASH EQUIVALENTS - Balance at June 30, 2002	108,484	24,754
SUPPLEMENTAL INFORMATION		
Interest Paid	19,238	19,266
Income Taxes Paid	-	-

See accompanying notes and auditor's report.

WILLIAM C. BURNSIDE & COMPANY, INC.
AND WHOLLY OWNED SUBSIDIARY
Danville, Illinois

NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Organization - The Company was incorporated in the state of Illinois on September 30, 1976. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

B. Consolidation - As of June 28, 2000 a 100% owned subsidiary (Burnside & Associates, Ltd., an Illinois corporation) was formed as an investment advisor company. During the period ending June 30, 2000, there was no activity by this company. During the current year, the consolidated statements of both of these companies are presented.

C. Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

D. Securities - Securities in firm investment and trading accounts are carried at market value or estimated fair value as determined by management for book purposes. The resulting difference between cost and market or estimated fair value is included in income.

E. Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

F. Furniture and Equipment - Depreciation is provided under various accelerated methods using estimated useful life of five years.

G. Leasehold Improvements - Leasehold improvements were amortized over the remaining term of an office lease, which expired on December 31, 1989.

H. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

I. Economic Dependency - The risk or economic dependency of an investment firm is directly related to the psychological mood swings of the investing public, and the general economic strength and weakness of investors.

WILLIAM C. BURNSIDE & COMPANY, INC.
AND WHOLLY OWNED SUBSIDIARY
Danville, Illinois

NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002

NOTE 2 - NET CAPITAL

As a registered broker/dealer and member of the National Association of Securities Dealer, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2002, the Company's net capital and required net capital were $176,206 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 19.86%.

NOTE 3 - NET OPERATING LOSS CARRY FORWARD

The Company has unused net operating loss carry forwards for federal income tax purposes of approximately $204,138 which expires on various dates beginning July 1, 2003.

For the Year Ended	Amount of Loss	Amount Utilized	Amount Carried Forward	Date of Expiration
June 30, 1988	111,536	111,536	-	July 1, 2003
June 30, 1989	43,973	1,537	42,436	July 1, 2004
June 30, 1991	13,272	-	13,272	July 1, 2006
June 30, 1992	1,861	-	1,861	July 1, 2007
June 30, 1993	1,385	-	1,385	July 1, 2008
June 30, 1995	44,375	-	44,375	July 1, 2010
June 30, 1996	6,613	-	6,613	July 1, 2011
June 30, 1997	7,086	-	7,086	July 1, 2012
June 30, 1999	1,289	-	1,289	July 1, 2019
June 30, 2001	22,229	-	22,229	July 1, 2021
Totals	253,619	113,073	140,546	

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at June 30, 2002 are listed below. The subordinated lender is a shareholder of the Company.

Subordinated Loan 6% Due July 30, 2002

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

WILLIAM C. BURNSIDE & COMPANY, INC.
AND WHOLLY OWNED SUBSIDIARY
Danville, Illinois

NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002

NOTE 5 - RELATED PARTY INFORMATION

The sole shareholder of the Company leases office space in two locations to the Company. Total payments to the shareholder for rent during the year ended June 30, 2002 was $10,738. There are no future minimum payments on these leases.

NOTE 6 - COMMITMENTS

On June 1, 1999, the company terminated the agreement with Ameritrade/Advanced Clearing, Inc., and entered into an agreement with Miller, Johnson & Kuehn (MJK) whereby MJK, Inc. will execute and clear securities transactions for the Company on a fully disclosed basis. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the company is prohibited from entering into a similar agreement with another broker/dealer without prior approval from MJK. The company has deposited $10,000 with MJK to assure the company's performance under the agreement. This amount is included in "Receivable from broker/dealer" on the statement of financial condition.

NOTE 7 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $-0-, which has been segregated in a special bank account for the benefit of the customers under rule 15C3-3(k)(2)(i) of the Securities and Exchange Commission. None of this amount represents customer funds.

NOTE 8 - SECURITIES OWNED, AT MARKET VALUE

Marketable securities owned, at quoted market values are illustrated below.

	6/30/02	6/30/01
Federated Money Market Account	69,528	70,035
U.S. Treasury Bill	9,500	9,500
(Maturity date in excess of 90 Days)		
Other Money Market Account	-	2
Total	79,028	79,537

NOTE 9 - OPERATING LEASES

The Company leases various office equipment through operating leases on a monthly basis. No future minimum payments are required.

WILLIAM C. BURNSIDE & COMPANY, INC.
AND WHOLLY OWNED SUBSIDIARY
Danville, Illinois

Exhibit VI
Page 4

NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

	2002					
	Cost 6/30/01	Additions	Deletions	Cost 6/30/01	Accumulated Depreciation	Book Value
Leasehold Improvements	18,423	-	-	18,433	18,423	-
Furniture and Equipment	54,841	-	23,224	31,617	27,389	4,228
Totals	73,264	-	23,224	50,040	45,812	4,228

	2001					
	Cost 6/30/00	Additions	Deletions	Cost 6/30/01	Accumulated Depreciation	Book Value
Leasehold Improvements	18,243	-	-	18,423	18,423	-
Furniture and Equipment	50,360	4,481	-	54,841	46,539	8,302
Totals	68,783	4,481	-	73,264	64,962	8,302

Depreciation expense is $3,873 and $1,694 for 2002 and 2001, respectively.

SUPPLEMENTAL SCHEDULES

WILLIAM C. BURNSIDE & COMPANY, INC.
AND WHOLLY OWNDED SUBSIDIARY
Danville, Illinois

Schedule A

COMPUTATION OF NET CAPITAL and AGGREGATE INDEBTEDNESS
June 30, 2002

COMPUTATION of NET CAPITAL	
Total Shareholders' Equity	(137,575)
Additions:	
Subordinated Loan	320,000
Deductions:	
Nonallowable Assets	4,828
Haircuts*	1,391
NET CAPITAL	176,206
COMPUTATION of BASIC NET CAPITAL REQUIREMENT	
Minimum net Capital Requirement (6 2/3% of Total Aggregate Indebtedness)	2,333
Minimum Dollar Net Capital Requirement	50,000
NET CAPITAL REQUIREMENT	50,000
COMPUTATION of AGGREGATE INDEBTEDNESS	
Total Liabilities	354,999
Less - Subordinated Loan	320,000
TOTAL AGGREGATE INDEBTEDNESS	34,999
Percentage of Aggregate Indebtedness to Net Capital	19.86%

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

* The money market account was included under the heading "Securities Owned" in the Statements of Financial Position. For purposes of computing net capital, a 2% haircut was used.

Daughhetee &Parks, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT on the INTERNAL CONTROL STRUCTURE

Board of Directors
William C. Burnside & Company, Inc.
and Wholly Owned Subsidiary
Danville, Illinois

In planning and performing our audit of the financial statements of William C. Burnside & Company, Inc., (and its wholly owned subsidiary) for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by William C. Burnside & Company, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedure can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the

Board of Directors
William C. Burnside & Company, Inc.
and Wholly Owned Subsidiary
Page Two

risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited my occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of William C. Burnside & Company, Inc. and Wholly Owned Subsidiary, for the year ended June 30, 2001, and this report does not affect our report thereon dated August 17, 2001. In addition, no facts came to our attention that would indicate that Company was not in compliance with its type k(2)(i) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Doughlas & Parks, P.C.

August 23, 2002
Danville, Illinois